P.E. 2/1/02

02016660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 1 2002
080

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

PROCESSED
MAR 0 1 2002
P THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

Press Release

Enclosed herewith as Exhibit 1 is a copy of the registrant's Press Release dated February 6, 2002.

Exhibit Number	Description
1	Press release dated February 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated: February 18, 2002

By: ______________________
Name: Bernard Fournier Airaud
Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	Press Release dated February 6, 2002.

unibail

The premier French
commercial real
estate company

Sharp rise in 2001 results
Outlook remains favourable

Unibail's sound strategic positioning has been rewarded by an increase in all performance indicators, despite a less buoyant environment.

Unibail's Board of Directors convened on February 6, 2002 to close the company's accounts for the year ending December 31, 2001

Millions of euros	2000	2001	% CHANGE
Gross rental income	357.1	456.0	+ 27.7
• Offices	159.5	229.0	+ 43.5
• Shopping centres	121.7	139.9	+ 14.9
• Convention and exhibition centres	75.8	87.1	+ 14.9
EBITDA	**286.2**	**370.6**	**+ 29.5**
Pre-tax recurring cash flow	**178.6**	**220.4**	**+ 23.4**
• *per share* (1)	*€ 3.96*	*€ 4.80*	*+ 21.2*
Net profit (group share)	**92.3**	**108.0**	**+ 17.1**
• *per share* (1)	*€ 2.05*	*€ 2.35*	*+ 15.0*
Net asset value	**3 219**	**3 638**	**+ 13.0**
• *per share* (2)	*€ 69.10*	*€ 80.50*	*+ 16.5*
• *per share – fully diluted* (3)	*€ 67.30*	*€ 78.00*	*+ 15.9*

(1) Based on the average number of shares outstanding over the full-year, i.e. 45,877,069 in 2001.

(2) Based on 46,678,534 shares outstanding as at December 31, 2001 (after deducting 1,485,341 treasury shares).

(3) Based on 48,113,803 shares (after including 2,920,610 potential shares generated by share warrants 'BSAs' and stock options).

Property portfolio: **€7.3bn**

NAV per share (fully diluted): **+ 15.9% to €78**

Pre-tax recurring cash flow per share: **+21.2% to €4.80**

Business performance

Gross rental income increased by 27.7% to €456m. All three business divisions -offices, shopping centres and convention/exhibition centres- contributed to this significant rise, which was all the more impressive as it was based on a lower risk profile. Unibail has focused increasingly on prime property assets in the most sought-after locations, targeting top-quality tenants from the industrial, commercial and financial sectors.

The combined impact of the increased rental income, a lean cost base and controlled financial charges has boosted pre-tax recurring cash flow (group share) by 23.4% to €220.4m, or +21.2% per share to €4.80.

For the first time in Unibail's history, consolidated net profit exceeded the €100m level, reaching €108m.

Net asset value (NAV)

The value of the property portfolio (based on independent appraisals) increased to €7,327m at end-2001 (compared with €6,315m at end-2000). Potential capital gains amounted to €2,671m vs €2,121m at end-2000. As a result, fully diluted NAV per share was up 15.9% to €78.



Dividend

At the General Meeting, the Board will propose a net dividend for 2001 of €1.70 per share, in addition to a tax credit of €0.73 for private investors and €0.39 for institutional investors, giving an increase of 24.6% and 7.3% respectively.

The dividend will be paid as from June 12, 2002.

Outlook

For 2002 and beyond, Unibail should continue to see growth in its key performance indicators, despite mixed conditions prevailing in the global economy. The strategic choices and value enhancement efforts made by Unibail together with the expertise developed group-wide and in each business line, provide a secure outlook, particularly in terms of rental income.

In view of these factors, Unibail has set a 15% growth target for pre-tax recurring cash flow per share in 2002.

For further information, go to www.unibail.com

La plus grande qualité de vie au m²

Forthcoming events: *General meeting: April 10, 2002 (session 2)*
Interim results: July 24, 2002
Contact : *Philippe Risso : + 33 (0)1 53 43 72 91*

unibail

Complementary information to the press release of February 6th, 2002

Key events

Offices :

- Cœur Défense : This 182,000 m² office complex (architect Jean Paul Viguier), located at the heart of La Défense, was successfully delivered in May 2001. As of the end of December 2001, the building was 94% let to prime, blue-chip tenants (AXA IM, CCF HSBC, Cap Gemini - Ernst & Young, Crédit Lyonnais, ING, Microsoft, People Soft, SIIF-EDF Group and Société Générale). The average firm commitment period term of these lease contracts is 8 years. Negotiations are underway to fully let the building, which is expected to provide a total rent of €86 Mn.

  Furthermore, Unibail has signed an agreement with Bouygues and Gothaer, the two minority shareholders of Tanagra SAS, the company owner of the building, in order to buy their respective interests amounting to 22%. In exchange, Bouygues and Gothaer will receive a total of 2,039,820 Unibail treasury shares.

- 39/41 rue Cambon acquisition : This 16,900 m² building located in Paris 8°, is the headquarters of Euronext. It was acquired in July 2001 for €116 Mn. The initial yield is 5.6% and the passing rent is €380 / m² of office space. The rental upside is above 80%.

- Monceau-Murat-Messine (3M project) : In October 2001, Unibail acquired for €183 Mn the historic headquarters of the EDF (Electricité de France) in Paris 8°. This 80,000 m² office complex uniquely located in the heart of the Paris CBD is currently being redeveloped.

- Cité du Retiro (30, rue du Faubourg Saint-Honoré – Paris 8°) : This 22,000 m² office complex renovated with the assistance of the architect Ricardo Boffill is fully let to Cartier, who will use it as its international headquarters from summer 2002.

Shopping centre portfolio :

- Quatre Temps shopping centre : During 2001, the CNEC (French Commission for Cinema Facilities) gave approval for the development of a UGC 'Ciné Cité' complex. This forms part of a major scheme to restructure the Quatre Temps shopping centre including La Colline de la Défense. This is a major step forward in the large-scale renovation of the Quatre Temps, which will be carried out, between 2002 and 2004, by ESPACE EXPANSION, a Unibail's subsidiary. The project is supported by a team of French and American architects led by Anthony Belluschi / OWP&P Architects.

- Carré Sénart : This 65,000 m² shopping centre located in the South East of Paris and connected to A5 motorway is in its final steps of development. It will open in late August 2002 (architect Jean Paul Viguier). It is already 85% pre-let.

Exhibition and Convention centres :

- Foyer de l'Arche : This exhibition space of 9,500 m² located at the bottom of the "Grande Arche" in La Défense was acquired in September 2001. After renovation work, operations should resume at the beginning of 2003.

- Coeur Défense conference centre : This 3,300 m² conference centre located in the Coeur Défense building is managed by Unibail. It has been fully operational since January 1st, 2002.

- Paris Expo - Porte de Versailles : The restructuring project of Hall 5 is expected to be launched in 2002. It should be completed in October 2003.

Stock split :

- In accordance with the decision made by the Management Board on April 24th, 2001, Unibail carried out a 3 for 1 share split on June 13th, 2001. The par value of the nominal value of each share is now €5.00.

Consolidated Statements of Income (€ million)	2000	2001	2001/2000
Office property portfolio			
Rental income	159.5	229.0	43.5%
Net operating expenses	- 12.4	- 12.6	
Expenses related to properties	- 10.0	- 11.2	
Property management expenses	- 1.9	- 1.7	
Net allocation to provisions for doubtful accounts	- 0.5	0.2	
= Net rents	147.1	216.3	47.1%
Asset management cost	- 2.4	- 2.7	
Office Portfolio Net Operating Income	**144.7**	**213.6**	47.7%
Shopping centers portfolio			
Rental income	121.7	139.9	14.9%
Net operating expenses	- 16.5	- 19.8	
Expenses related to properties	- 8.5	- 11.0	
Property management expenses	- 7.7	- 8.4	
Net allocation to provisions for doubtful accounts	- 0.3	- 0.3	
Ground rents	- 3.7	- 3.4	
= Net rents	101.5	116.6	14.9%
Asset management cost	- 0.6	- 0.3	
Shopping centers Portfolio Net Operating Income	**100.9**	**116.3**	15.2%
Exhibition & Convention centers portfolio			
Rental income	75.8	87.1	14.9%
Net operating expenses	- 24.1	- 29.1	
Expenses related to properties	- 18.3	- 23.7	
Property management expenses	- 5.8	- 5.4	
Net allocation to provisions for doubtful accounts	-	- 0.0	
Ground rents	- 6.9	- 8.4	
= Net rents	44.9	49.6	10.5%
Asset management cost	-	-	
Exhibition & Convention Centers Net Operating Income	**44.9**	**49.6**	10.5%
Property services			
Exhibition & convention centers management	9.2	6.0	
Property management services	0.3	3.9	
Other	- 0.2	- 1.5	
Property Services Net Operating Income	**9.4**	**8.4**	-10.7%
Finance leasing and other			
Net income	6.4	4.2	
Net operating expenses	- 1.2	- 1.3	
Net capital gain on sales of properties	- 0.1	0.4	
Net result on other loans	- 0.3	0.2	
Finance leasing & other Net Income	**4.8**	**3.4**	ns
General expenses and other			
Corporate and development expenses	- 18.6	- 20.7	
Miscellaneous	0.1	-	
Other Operating Income & Expenses	**- 18.4**	**- 20.7**	12.0%
EBIDTA	**286.2**	**370.6**	29.5%
Depreciation	- 100.8	- 113.4	
Net financial expenses	- 88.2	- 127.6	
Contribution of non-consolidated companies	0.1	0.4	
= Recurring Pre Tax Profit	**97.3**	**130.1**	33.7%
Net capital gains on sales of properties	58.9	25.6	
Non recurring income & expenses	- 26.6	-	
Provisions for impairment of value of properties	- 0.3	0.5	
Amortization of good will	- 0.9	- 3.9	
Provisions for relocating costs	-	-	
Corporate income tax	- 25.8	- 30.9	
= NET PROFIT	**102.6**	**121.4**	18.3%
Minority interests	- 10.4	- 13.4	
= NET PROFIT, Group share	**92.3**	**108.0**	17.1%

Calculating recurring cash flow	2000	2001	2001/2000
Pre-tax recurring profit	**97.3**	**130.1**	
Provision for convertible bond redemption premium	2.6	-	
Asset depreciation charges	98.5	110.1	
Depreciation	2.4	3.3	
Depreciation	-	-	
= PRE-TAX RECURRING CASH FLOW	**200.7**	**243.5**	21.3%

Group-share data	2000	2001	2001/2000
Pre-tax recurring profit	97.3	130.1	
- Minority share	- 11.4	- 14.4	
Pre-tax recurring profit group-share	85.9	115.7	
+ Depreciation and amortization	103.4	113.4	
- Depreciation and amortization minority share	- 10.7	- 8.7	
PRE-TAX RECURRING CASH FLOW group-share	**178.6**	**220.4**	23.4%
AFTER TAX RECURRING CASH FLOW group-share	147.1	180.8	22.9%

Per-share data	2000	2001
Avrage number of shares outstanding	45 081 345	45 877 069
Net profit / share	2.05	2.35
% change since previous year	45.6%	15.0%
Recurring profit / share	1.21	1.66
% change since previous year	22.6%	37.7%
Recurring pre-tax cash flow / share	**3.96**	**4.80**
% change since previous year	**32.5%**	**21.2%**
Recurring cash flow / share	3.26	3.94
% change since previous year	28.0%	20.8%

Unibail - Consolidated balance sheets (as at December 31, € million)

Assets	1999 net	2000 net	2001 gross	Depreciation provisions	2001 net
Treasury operations and interbank transactions	28	19	47	0	47
Cash, Banque de France, Post Office, Banks	0	0	1	0	1
Current accounts	27	13	18	0	18
Loans and advances	0	0	0	0	0
Investment securities	0	6	28	0	28
Related receivables	1	0	0	0	0
Customer loans	24	21	33	14	19
Loans to property developers	3	2	16	14	2
Other	21	19	17	0	17
Finance leasing	206	157	110	2	108
Outstanding financing	197	151	104	0	104
Cancelled contracts	3	1	0	0	0
Related receivables	6	5	6	2	4
Property investment	4 034	4 724	5 577	364	5 213
Office properties and other	2 536	2 789	3 323	158	3 165
Shopping centers	1 194	1 398	1 628	152	1 476
Exhibition and Convention Centers	191	355	390	49	341
Residential	2	0	0	0	0
Related receivables	111	182	236	5	231
Securities transactions	0	0	0	0	0
Sundry transactions	172	184	240	1	239
Tax receivables	114	113	109	0	109
Receivables related to property management services	15	25	28	1	27
Sundry debtors	19	10	50	0	50
Accrued income and deferred charges	24	36	53	0	53
Fixed assets	28	25	35	3	32
Investments in affiliated and associated companies	1	3	1	0	1
Share in net equity of companies accounted for under equity method	0	0	0	0	0
Operating fixed assets	26	20	32	3	29
Related accounts	1	2	2	0	2
Goodwill	14	71	81	11	70
TOTAL ASSETS	4 506	5 201	6 123	395	5 728

Unibail - Consolidated balance sheets

Liabilities	1999	2000	2001
Treasury operations and interbank transactions	1 027	858	849
Current accounts	19	59	31
Borrowings	905	687	698
Other financial liabilities	98	108	117
Related payables	5	4	3
Securities transactions	1 410	2 026	2 577
Interbank market instruments and transferable debt securities	666	1 612	843
Convertible bonds	299	0	0
Bonds	416	388	1 692
Related payables	29	26	42
Sundry transactions	334	428	498
	77	54	36
Due on investments	34	47	50
Tax and social security liabilities	49	55	63
Guarantee deposits	134	172	235
Sundry creditors	40	100	114
Accrued income and deferred charges	0	0	0
Contingencies and other liabilities	396	404	393
Capital	225	245	233
Additional paid in capital	852	891	788
Consolidated retained earnings	279	320	354
Revaluation reserve	- 75	- 74	- 85
Net profit for the year	58	103	121
Total shareholders' equity	1 339	1 485	1 411
Group share	1 188	1 329	1 264
Minority interests	151	156	147
TOTAL LIABILITIES	4 506	5 201	5 728

UNIBAIL - Revalued NAV

Revalued NAV (in €mn)	31.12.2000		31.12.2001		Change in group share
	Balance sheet	Group share	Balance sheet	Group share	
Consolidated shareholders' equity	*1 486*	*1 329*	*1 410*	*1 264*	-4.9%
Potential capital gains	*2 121*	*1 863*	*2 671*	*2 338*	25.5%
Valuation by appraisers	*6 375*	*5 775*	*7 327*	*6 640*	
Book value	*4 254*	*3 912*	*4 656*	*4 302*	
Finance leasing (valuation of discounted cash flows)	*6*	*6*	*5*	*5*	
Contribution of operating activities *(taken at cost)*	*21*	*21*	*31*	*31*	
Espace Expansion	*21*	*21*	*27*	*27*	
Paris-Expo	-	-	*4*	*4*	
Total NAV	***3 634***	***3 219***	***4 117***	***3 638***	13.0%
Number of shares		46 563 123 *		45 193 193	-2.9%
Undiluted NAV per share		**69.1 €** *		**80.5 €**	16.4%

Calculating diluted NAV per share					
Potential impact of exercisable securities (stock options and warrants)	109	109	115	115	
Potential number of shares generated by the exercise of theses securities		2 905 957 *		2 920 610	
Fully diluted NAV	**3 743**	**3 328**	**4 232**	**3 753**	12.8%
Number of shares		49 469 080 *		48 113 803	-2.7%
Fully diluted NAV per share		**67.3 €** *		**78.0 €**	15.9%

* adjusted after the 3 for 1 stock split in june 2001

Accounting methods

- In line with IAS recommendations, Unibail has decided to account for deferred tax liabilities on the first consolidation differences for all acquisitions. This decision results in some restatements for acquisitions made prior to 01.01.2000, i.e. an increase in the value of the assets compensated for by a deferred tax liability provision in the balance sheet. This has no effect on the calculation of the Net Asset Value (NAV).

- Under accounting regulations, the acquisition cost of Paris Expo - Porte de Versailles was determined in 2001 : €153 Mn was allocated to the property value of the venue and €60mn to the value of the services.

- To facilitate the analysis, the office space within the CNIT and Méridien Montparnasse buildings were re-allocated to the Office Division. In a similar way, the retail space of the CNIT were re-allocated to the shopping centre division. Previous years figures have been restated.

Financial situation

Balance sheet ratio :

The main balance sheet indicators, calculated on the revalued balance sheet, remained stable. As of December 31, 2001, the gearing ratio, defined as the net Debt / Market Value of the property portfolio, slightly increased to 42% (against 41% as of December 31, 2000).

Interest cover ratio :

The interest cover ratio, defined as EBITDA / Financial expenses[1], stands at the level of 2.6x. This has decreased compared to the December 31, 2000 figure (3.0x) notably as a result of the delivery of Coeur Défense (before which the financial expenses were capitalised during the construction phase). The rent increase due to a higher occupancy ratio (94%) as of December 31, 2001 and the contractual decrease in the margin of the non-recourse loan should contribute to improve the interest cover ratio in 2002.

Cost of debt :

For the year 2001, the average cost of debt slightly increased to 5.25% (against 5.0% in 2000). This increase is mainly due to the issue of €400 Mn of Euro Medium Term Notes (EMTN) at a fixed rate of 5.625% in January 2001. In accordance with the H2-2001 decrease in short-term interest rates and Unibail's hedging operations, the anticipated 2002 cost of debt is below 5%.

As a result of Unibail's policy of interest rate risk coverage, the sensitivity of the recurring cash-flow to interest rate changes is limited. The impact of a 100 basis point increase in short-term interest rates on the year 2002 recurring cash flow would be an additional financial charge of €3.4 Mn.

(1) For the sake of consistency, financial expenses that have not been cashed out are not included in this item, together with financial disbursements linked to the property leasing activity.